September 15, 2009

Ms. Catherine L. Vernard
Assistant General Counsel
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

> Re: Nationwide Variable Account II: Initial Registration
> on Form N-4 (File Nos. 333-160635 & 811-03330)

Dear Ms. Vernard:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on July 17, 2009. We have given this filing a full review; Staff comments are indicated below. Page references reflect the pages in the courtesy copy provided for our review. Item references are to the item numbers set forth in Form N-4 unless otherwise indicated.

**1. *Outside Front Cover Page: Risk of Loss Statement.*.** Please revise the last bold sentence in the second to last paragraph of the boxed text. Specifically, clarify that both the variable annuity contract and the associated optional benefit riders involve investment risk and may lose value.

**2. *Guarantees.*** Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or any of its related riders. If there are none, please include a representation in your response letter indicating that there are no such agreements and the company will be solely responsible for paying out all guarantees associated with the contract and its related riders.

**3. *Glossary (p. 2).***
*a. Generally.* It is difficult to identify defined terms in the text because some capitalize each word in the term and others do not. Please capitalize all terms consistently. If each word in a defined term will not be capitalized, please use bold lettering, italics or some other unique font to make terms distinguishable from the rest of the text throughout the prospectus.

*b. Contract Value.* Please indicate how assets allocated to the "dollar cost averaging fixed account" (p. 9), "Guaranteed Term Option" (p. 33) and "enhanced fixed account" (p. 37) affect Contract Value.

*c. Current Income Benefit Base.* Please describe this value in terms of the Original Income Benefit Base. The way the term is used in the text, the current definition is not helpful. See, *e.g.*, p. 21 ("Nationwide calculates the Lifetime Income Benefit Amount by multiplying the lifetime withdrawal percentage by the Current Income Benefit Base.").

*d. Fixed Account.* Given that the Market Preservation Investment ("MPI") is also funded by Nationwide's General Account, the definition of Fixed Account is too vague. Please define it more precisely.  Are the Fixed Account, the "dollar cost averaging fixed account," and the "enhanced fixed account" different?  Does the term "Fixed Account" refer to a single investment option or the account that funds several investment options?  Revise both definition and text references as needed.

*e.  Nationwide.*  Either in the glossary or prospectus narrative, explicitly identify Nationwide as the depositor.

*f.  Sub-accounts.*  What does "separately maintained" mean?  Please revise.

*g.  Additional Terms.*  Please add definitions of the following terms: Annuitant, Lifetime Income Percentage, Market Preservation Investment, MPI Band, MPI Performance Credit, MPI Period, and MPI Index.  In addition, please consider cross referencing the narrative descriptions of: co-annuitant, contingent annuitant, contingent owner, joint annuitant, and joint owner.

**4.  Fee Tables: "as a percentage of..."  (pp. 5-6).**  The parenthetical after "Variable Account Annual Expenses" is unnecessarily complex; please restate it in plain English.  Rule 421.  This comment also applies to the equivalent language in both "Optional Riders" headings.  Consider: (a) eliminating the first "Optional Riders" heading; (b) substituting "Optional Lifetime Benefit Riders" or its equivalent for the second "Optional Riders" heading; and (c) adding a simplified parenthetical (*e.g.*, "as the annualized % of *x*") after the header for each group of riders.

**5.  Portfolio Fee Table (p. 6).**  Please confirm to the Staff that the Total Fund Operating Expenses table reflects fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

**6.  Fee Table Footnotes: Footnote 1 (p. 6).**  Please state the amount of the charge more precisely.  Does Registrant charge the premium tax actually assessed by the relevant governmental authority for a particular contract?

**7.  Examples (p. 7).**  Please confirm supplementally that the purchase payment credits (PPCs) are not included in the examples and example figures do not reflect additional fees attributable to the PPCs.

**8.  Synopsis of the Contract (pp. 7-10).**  Please summarize or cross-reference the narrative describing how to: (a) purchase the variable annuity contracts being offered; and (b) effect a redemption.  See Guide 7 (i) and (ii) to Form N-4.

**9.  MPI Description (p. 12).**
*a.  General MPI Disclosure.*  At the beginning of this section, please add prominent disclosure clearly stating that (i) the MPI is a General Account option with *no guaranteed minimum return*; (ii) once value is allocated to the MPI, it can not be transferred to any other investment option until the contract is annuitized; and (iii) surrender from an MPI investment may cause loss of principal and earnings.  The new language (presented in bold or similar typeface) should say something to the following effect: "**Allocations to the MPI may have no return.  Once you allocate value to the MPI, you cannot transfer it to any other investment option prior to annuitization.  If value is withdrawn from the MPI for any reason, your investment in the MPI may lose principal and earnings.  Contract owners should read the MPI prospectus carefully before investing.**"

Support this with a statement telling contractowners how to obtain an MPI prospectus.  In your response letter, also confirm that Registrant will provide the MPI prospectus to contractowners at the same time and in the same manner that underlying fund prospectuses are provided.

b.    *Availability of the MPI Option.*  Please summarize the circumstances in which a contractowner's invest in the MPI is prohibited, permitted and required.  Clarify that contractowners who purchase the L.Inc MX Option are required to allocate a certain percentage of their contract value to the MPI, indicate how that percentage is determined, and provide a cross-reference to the related narrative and chart on pages 19 and 20.

c.    *How the MPI Option Works.*  Please add general disclosure explaining that: (i) the value of an MPI investment is determined annually; (ii) at the end of each year period, Nationwide performs an investment return calculation; (iii) the return calculation compares the performance of a stated index and a maximum return percentage Nationwide sets; (iv) if both numbers are greater than zero at the end of the period, the lower value is the percentage upon which the year's MPI return is based; and (v) if the index performance is zero or negative, there will be no return for that MPI period.  The new disclosure should precede the 2nd paragraph to provide sufficient context for a reader to understand the rest of the MPI disclosure.

d.    *Impact of Investing in the MPI.*  Somewhere in this narrative or the description of the corresponding L.Inc MX Option, include prominent disclosure stating that contractowners invested in the MPI are bound to the related L.Inc MX Option (and its limitations) until annuitization or contract termination because: (i) contractowners can not transfer value from the MPI to other investment options; and (ii) the L.Inc MX Option is required to hold value in the MPI.

e.    *Termination of the MPI Period.*  Please add an explanation of what happens to the contractowner's invested value after the MPI Period has ended and any MPI Performance Credit has been applied.  Will the contractowner be notified that the MPI Period has ended?  Does the contractowner's MPI investment automatically begin a new MPI Period?  Clearly explain that if Nationwide changes the index used to calculate MPI Credits, the old index only applies until the anniversary of the date any particular amount was invested in the MPI (the date the relevant MPI Period ends) and will be calculated based on the new index for subsequent years.

**10. Contract Modification (p. 14).**  You state that "[n]o [contract] modification will affect the method by which contract value**s** are determined."  (Emphasis added).  Please confirm supplementally to the Staff that Registrant's ability to change the MPI Credit calculation is consistent with this disclosure.  Specifically, please consider whether "contract value" (singular) would be more accurate disclosure.

**11. Contract Maintenance Charge (p. 15).**  Please clarify how the charge will be deducted from other fixed accounts, if any.  See above Comment regarding Glossary Definition of Fixed Account.  If correct, also clarify that when charges are deducted from the MPI, the MPI Band from which such charges are deducted will not be eligible for an MPI Credit during that MPI Period.  If appropriate, make similar changes throughout the prospectus as appropriate.

**12. L.Inc MX Option ("MX Option") Investment Requirements (pp. 19-20).**
a.    *Dollar Cost Averaging.*  Please modify the statement that the contractowner must allocate the entire contract value to one investment option.  Currently, that statement is inconsistent with the

disclosure stating that contractowners may select the MX Option and participate in the Dollar Cost Averaging Program simultaneously.

b.   *Risk Tolerances.*  Please describe the basis upon which Nationwide will change risk tolerances and how the changes will be communicated to contractowners.  In the MX Option chart on page 20, provide the specific MPI Allocation percentages for each investment option.  Alternatively, in your response letter, supplementally explain how the current chart provides sufficient information for an investor to make an informed investment choice without disclosing the percentage of contractowner assets that will be invested in the MPI.  How can a contractowner decide whether to invest in the MX Option without knowing how much of he is investing in the MPI?

c.   *Transfers Among Permitted Options.*  For ease of understanding, please provide a separate header for the disclosure discussing transfers among the available models.  In addition, please include additional clarifying disclosure.  Specifically, if different percentages can apply to the same investment model options at the time of a transfer, will the prospectus be supplemented in advance to reflect the new percentages?  If not, please provide the Staff with a discussion of the legal authority supporting Registrant's position.  In either case, explain to the Staff why an election to transfer contract value will automatically terminate any existing Enhanced Fixed Account Dollar Cost Averaging Program rather than applying the program to the allocations associated with the new investment option.

**13. MX Option: Subsequent Purchase Payments (p. 20).**  The first sentence of this section is inconsistent with the disclosure on page 7 stating that some states may not allow subsequent purchase payments.  Please correct the inconsistency.  Also disclose when Nationwide will return a purchase payment if it exercises its right to do so or provide a cross-reference to this disclosure.  Finally, please clarify why the return of such a purchase payment may result in negative tax consequences.

**14. MX Option: Excess Withdrawals (pp. 20-21).**  In the first paragraph, please revise the bold statement to clarify that these negative effects (a) apply to both flat and declining markets; and (b) may exhaust all MX Option benefits.

**15. Lifetime Income Withdrawals (p. 21).**
a.   *Lifetime Income Benefit Amount.*  Please clarify whether the calculation of this figure will be based on the value prior to the first withdrawal or the value remaining after the first withdrawal has been taken.

b.   *Current Income Benefit Percentage.*  The glossary definition of this value and the narrative description are circular.  Please revise one or the other so the term is useful to a reader.

c.   *Risk Disclosure.*  Please use bold and italics or similar means to draw attention to the information to the following language as indicated: "**A contract owner will receive the 7% lifetime withdrawal percentage _only_ if he or she *does not take a withdrawal from the contract prior to age 85*.**"  Two sentences later, please do the same to emphasize the following phrase: "**the _maximum_ lifetime withdrawal percentage available on that contract is _5%_**."

**16. Determining the Income Benefit Base (pp. 21-22).**
a.   *Excess Withdrawals.*  Please clarify sub-paragraph (2) of the reduction calculation at the bottom of page 21.  Specifically, does it mean:

[$ value of excess withdrawal / Contract Value] * [Current Income Benefit Base before withdrawal]

or

[$ value of excess withdrawal] ÷ [Contract Value * Current Income Benefit Base before withdrawal]

*b.   RMD Privilege Requirements.*  Please indicate how a contractowner can obtain the administrative form mentioned in sub-paragraph (3) at the top of page 22.  Either state that the form must be submitted in advance of the withdrawal or describe the procedures for submitting the required documentation after an otherwise qualifying withdrawal.

**17. *Reset Opportunities (p. 22).***
*a.   The L.Inc MX Roll-up Amount.*  The paragraph immediately after this heading is too hard to understand; please rewrite it in plain English.  Rule 421.

*b.   Anniversary Roll-Up.*  The text beginning "[o]n each applicable L.Inc MX Anniversary, the L.Inc MX Roll-Up Amount is equal to X minus Y, where..." is difficult to follow.  Please rewrite the definitions of X and Y in plain English.  The revised description should make clear the practical effect of the anniversary roll-up calculation.

**18. *Settlement Options (pp. 22-23).***  Please clarify the procedural relationship between the medical examination requirement for an Underwritten Lump Sum settlement option and the 60-day notification period.  When is a contractowner informed that a medical examination is required?  Does the examination have to be completed before Nationwide sends the notification letter?  Does Nationwide provide additional time for contractowners to secure the required medical examinations?  As the election is irrevocable, please explain the procedures and timeframes more precisely.

**19. *Annuitization (p. 23).***  Please describe the impact of transferring contract value out of the MPI before the end of the MPI period and any investment risks associated with such a transaction.

**20. *Death of Determining Life (p. 23).***  Please clarify the amount of the MX Option benefit the surviving spouse will continue to receive for life.  Specifically, does the surviving spouse receive the same benefit payment that the deceased spouse was receiving?  If not, on what basis is the benefit amount recalculated?

**21. *L.Inc MX Option Spousal Continuation Benefit (pp. 23-24).***
*a.   Conditions.*  Please insert the words "at least" between "be" and "age" in sub-paragraph (2) on page 23.

*b.   Risks Associated with Electing ...*  Please use bold text to draw attention to the first sentence under this heading.  Also, clarify whether the contract value must remain in the limited investment options available under the MX Option in the situations presented by sub-paragraphs (1) and (3) under this heading.

**22. *Removal of Variable Account Charges (p. 29).***  Please identify more specifically the options for which a charge: (a) only applies for a certain time; and (b) continues for the life of the option or contract, as applicable.  You may present this information in chart format if the disclosure would be easier to understand.

*23. Purchase Payment Credits (p. 31).*  Please add disclosure clarifying the difference between MPI Credits and Purchas Payment Credits.

*24. Determining Variable Account Value (p. 32).*  Please explain supplementally to the Staff why the maximum annualized rate for the net investment factor range is 2.10% rather than the maximum charge rate of 3.55% indicated in the fee table.

*25. Determining the MPI Value (p. 33).*  Please explain how the amounts allocated to each MPI Band are initially determined.

*26. U.S. Mail Restrictions (p. 33).*  This disclosure refers to "a Guaranteed Term Option;" however there is no other reference to such an option in the prospectus.  Please advise or revise.

*27. Dollar Cost Averaging (DCA) for Living Benefits (pp. 37-38).*  Please describe more clearly how the DCA program is affected when contractowners with the MX Option move from a permitted asset allocation option with a high MPI allocation to an option with a lower MPI allocation requirement.  The cross-referenced disclosure does not describe the procedure or restrictions with sufficient clarity.  Please consider using examples to illustrate how the DCA program and MX Option work together.

*28. Death Benefits: Chart (p. 40).*  Please confirm that the information in the chart accurately represents the death benefits applicable when the MX Option Spousal Continuation Benefit and the related Spousal Protection feature.

*29. Death Benefits: Narrative Disclosure (p. 41).*  On page 41, is there a substantive difference between the two disclosure sections with sub-paragraphs (1) through (3) in the left hand column?  If so, please clarify what it is.  If not, please eliminate the repetitive information.

*30. Appendix D: State Variations (p. 73).*  Please confirm supplementally to the Staff that all material state differences are described.  We note that the parallel disclosure in another of Registrant's filings appeared to include free-look information absent here.

*31. Other Required Disclosure, Exhibits, and Representations.*  Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that
· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

·   the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * * * * * * * * * * * * * * * * * * * * * * *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement.  The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments.  If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved.  Therefore, we reserve the right to comment further on the registration statement and any changes to it.  After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement.  We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752.  Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products